

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail
John C. Martin, Ph.D.
Chairman and Chief Executive Officer
Gilead Sciences, Inc.
333 Lakeside Drive,
Foster City, CA 06410

    Re: Gilead Sciences, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2012
          Filed February 27, 2013
          File No. 000-19731

Dear Dr. Martin:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Product Sales
Antiviral Products, page 56

1. Please provide proposed disclosure to be included in future filings that discusses the effect that rebates had on your net product sales. For example, based on the disclosure on page 65, your provision for rebates increased significantly from 2011 to 2012. Please quantify each significant factor which resulted in the increase in rebates from period to period. In addition, to the extent that any factor you discuss or any other factor is reasonably likely to affect future rebates, discuss the factor and its expected effects on future operations in your proposed disclosure.

<u>Research and Development expense, page 57</u>

2. You stated in your August 4, 2011 letter that you manage actual R&D expenses in total at a macro level, not by product candidate, therapeutic area or development phase because you only track direct expenses by compound and development phase for a portion of your total R&D expenses. Please provide proposed disclosure to be included in future filings clarifying that you do not track research and development expenses by product candidate, therapeutic area or development phase. If you do track some information by any of these categories, please provide proposed disclosure of the research and development expenses that you track for each period presented and reconcile the amount to the research and development expenses included in your consolidated statements of income. You state on page 90 that most of your clinical trials are performed by clinical research organizations (CROs). Please tell us if you track research and development costs by product for the external costs paid to CROs and, if so, provide in your proposed disclosure a breakdown of these costs by product for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant